VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

06010232

SUPPL

3 January 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 11 2006
WASH, D.C. 185

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
Corporate Administrator

PROCESSED
JAN 13 2006
THOMSON
FINANCIAL

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WILLIAM JOHN CONN
Date of last notice	23 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 November 2005
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Name of Director: WILLIAM JOHN CONN
Name of Company: VILLAGE ROAD OW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
W J Conn	62,863	62,863			
Clevedon Pty Ltd	128,700	128,700			Director and shareholder of Clevedon Pty Ltd
TOTAL		191,563			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **WILLIAM JOHN CONN**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
W J Conn	19,130	19,130			
Clevedon Pty Ltd	258,090				Director and shareholder of Clevedon Pty Ltd
	(113,631)		30-Nov-05	$2.30	On-market sale
		144,459			
TOTAL		163,589			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

14 December 2005

CEO AND EXECUTIVE CHAIRMAN SERVICE AGREEMENTS

Village Roadshow Limited ("VRL") is pleased to announce that Mr Graham Burke, CEO of VRL, has today signed a 5 year extension of his existing service contract. The terms of Mr Burke's contract remain materially the same as set out in VRL's 2005 Annual report.

VRL further disclosed in the 2005 Annual Report that the Remuneration Committee were continuing discussions with the Company's Executive Chairman, Mr Robert Kirby on a service agreement on similar terms and conditions to Mr Burke's contract.

VRL has today concluded an agreement with Mr Robert Kirby to provide him with a $2 million fully secured revolving loan facility for a 5 year term, repayable earlier in the event Mr Kirby's employment with VRL ceases. The interest rate applicable to the loan will be the higher of the Fringe Benefits Tax rate set by the Australian Taxation Office (currently 7.05%) and VRL's cost of borrowing plus a margin of 0.50%.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER EDWIN FOO
Date of last notice	4 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	14 December 2005
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Peter Edwin Foo	1,000,000	1,000,000	14-Dec-05	$2.67	Shares allotted under Share Subscription and Loan Deed as approved by shareholders at the Annual General Meeting held on 25 November 2005.
TOTAL		1,000,000			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Peter Edwin Foo	1,000,000	1,000,000	14-Dec-05	$2.29	Shares allotted under Share Subscription and Loan Deed as approved by shareholders at the Annual General Meeting held on 25 November 2005.
TOTAL		1,000,000			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Dogfight Two Pty Ltd	5,000	5,000			Director & Shareholder of Dogfight Two Pty Ltd
TOTAL		5,000			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	15 November 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		15,480,963
4	Total consideration paid or payable for the shares		$42,628,937.26

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: $2.75 lowest price paid: $2.68 highest price allowed under rule 7.33: $2.8182

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	1,019,037

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16 December 2005
Company Secretary

Print name: Philip S Leggo

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

16 December 2005

ORDINARY SHARE BUY-BACK

Village Roadshow Limited advises that it has received the attached communication from Village Roadshow Corporation Pty Ltd.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW CORPORATION

16 December 2005

Mr. Phil Leggo
Group Company Secretary
Village Roadshow Limited
206 Bourke Street
Melbourne Vic 3000

Dear Mr. Leggo,

Village Roadshow Corporation Pty Ltd ("VRC") wishes to advise that it has today sold 10,000,000 ordinary shares in VRL on market at an average price of $2.75. On the assumption that the acquirer of these shares is VRL (under its Buy-Back program) VRC further advises that it is considering participating further in the Buy-Back (for up to an additional 1 million shares) subject always to the undertaking that VRC has provided in relation to Listing Rule 10.1.

Yours sincerely,

Alistair Bennallack
Company Secretary

VILLAGE ROADSHOW CORPORATION LIMITED ABN 89 004 318 610
Melbourne: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	15 November 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	15,480,963	1,019,037
4	Total consideration paid or payable for the shares	$42,628,937.26	$2,796,768.44

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $2.75 date: 16.12.05 lowest price paid: $2.68 date: 16.12.05	highest price paid: $2.74 lowest price paid: $2.74 highest price allowed under rule 7.33: $2.8266

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19 December 2005
Company Secretary

Print name: Philip S Leggo

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On Market

Details of all shares bought back

2	Number of shares bought back	16,500,000 Ordinary Shares.
3	Total consideration paid or payable for the shares	$45,425,705.70
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $2.75 date: 16 December 2005 lowest price: $2.68 date: 16 December 2005

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Company Secretary   Date: 19 December 2005.

Print name: Philip S Leggo

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	30 NOVEMBER 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 DECEMBER 2005
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
R G Kirby	1,000	1,000			Registered holder
Total Direct Interest		**1,000**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	100,000,000				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
	(9,989,560)		16-Dec-05	$2.75	On-market sale
	(10,440)		16-Dec-05	$2.76	On-market sale
	(1,004,839)		19-Dec-05	$2.74	On-market sale
	(730)		20-Dec-05	$2.74	On-market sale
		88,994,431			
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		**95,538,598**			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		**6,544,167**			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	251,562,594	251,562,594			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,706**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director:	ROBERT GEORGE K[illegible]BY
Name of Company:	VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security:	PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		**41,972**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	30 NOVEMBER 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 DECEMBER 2005
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **JOHN ROSS KI[illegible]Y**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	192,131	192,131			Registered holder
Total Direct Interest		**192,131**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	100,000,000				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
	(9,989,560)		16-Dec-05	$2.75	On-market sale
	(10,440)		16-Dec-05	$2.76	On-market sale
	(1,004,839)		19-Dec-05	$2.74	On-market sale
	(730)		20-Dec-05	$2.74	On-market sale
		88,994,431			
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		**95,538,598**			

Name of Director: **JOHN ROSS KI[illegible]Y**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		**6,544,167**			

Name of Director: **JOHN ROSS KI[illegible]Y**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: JOHN ROSS KI[illegible]Y
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	251,562,594	251,562,594			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: JOHN ROSS KI[illegible]Y
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,706**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	**0**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		**41,972**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	30 NOVEMBER 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 DECEMBER 2005
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILL M BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	62,400	62,400			Registered holder
Total Direct Interest		**62,400**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	100,000,000				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
	(9,989,560)		16-Dec-05	$2.75	On-market sale
	(10,440)		16-Dec-05	$2.76	On-market sale
	(1,004,839)		19-Dec-05	$2.74	On-market sale
	(730)		20-Dec-05	$2.74	On-market sale
		88,994,431			
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		**95,538,598**			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		**6,544,167**			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		**6,000,000**			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	251,562,594	251,562,594			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
L E Alexander	250	250			Held beneficially for G W Burke
TOTAL		**6,878,956**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director:	**GRAHAM WILLIAM BURKE**
Name of Company:	**VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security:	**PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		**41,972**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 *Change - ultimate holding company*

B1 Cease company officeholder
B2 Appoint company officeholder
B3 *Special purpose company*

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
VILLAGE ROADSHOW LIMITED

ACN/ABN
010 672 054

Corporate key
82334678

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MS R. COSENTINO

ASIC registered agent number (if applicable)

Telephone number
03 9667 6534

Postal address
206 BOURKE STREET, MELBOURNE, VICTORIA, 3000

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
PHILIP S. LEGGO

Capacity
- [ ] Director
- [x] Company secretary

Signature
[signature]

Date signed
23/12/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
~~ORD~~	~~16,500,000~~	~~$45,425,705.70~~

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

21/12/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- *If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)*
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* *Public companies are not required to provide these details*

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	21 DECEMBER 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 DECEMBER 2005
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
R G Kirby	1,000	1,000			Registered holder
Total Direct Interest		**1,000**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	88,994,431				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
	(494,431)		23-Dec-05	$2.65	On-market sale
		88,500,000			
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		**95,044,167**			

Name of Director:	**ROBERT GEORGE KIRBY**
Name of Company:	**VILLAGE ROADSHOW LIMITED**
Name and Type of Security:	**ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		**6,544,167**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

[illegible]

Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	251,562,594	251,562,594			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,706**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	21 DECEMBER 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 DECEMBER 2005
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	192,131	192,131			Registered holder
Total Direct Interest		**192,131**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	88,994,431				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
	(494,431)		23-Dec-05	$2.65	On-market sale
		88,500,000			
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		**95,044,167**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		**6,544,167**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director:	**JOHN ROSS KIRBY**
Name of Company:	**AUSTEREO GROUP LIMITED**
Name and Type of Security:	**ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	251,562,594	251,562,594			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,706**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	**0**			

Name of Director:	**JOHN ROSS KIRBY**
Name of Company:	**VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security:	**PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		**41,972**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	21 DECEMBER 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 DECEMBER 2005
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	62,400	62,400			Registered holder
Total Direct Interest		**62,400**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	88,994,431				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
	(494,431)		23-Dec-05	$2.65	On-market sale
		88,500,000			
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		**95,044,167**			

Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		**6,544,167**			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		**6,000,000**			

Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	251,562,594	251,562,594			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
L E Alexander	250	250			Held beneficially for G W Burke
TOTAL		**6,878,956**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		**41,972**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			